

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 16, 2007

Mr. Marc Hazout, Chief Executive Officer
Silver Dragon Resources, Inc.
5160 Yonge Street
Suite 803
Toronto, Ontario, Canada M2N 6L9

>   Re: **Silver Dragon Resources, Inc.**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
>   **Filed July 9, 2007**
>   **File No. 000-29657**

Dear Mr. Hazout:

We have reviewed your Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

General

1.   We monitored your Form 10-KSB solely related to the matters below.

2.   We note that you amended you Form 10-KSB to restate your financial statements. Please file a Form 8-K to provide the disclosures set forth in Item 4.02 regarding the nonreliance on previously issued quarterly financial statements.

Note 16. Restatement of Previously Issued Consolidated Financial Statements, page 30

3.   In paragraph i), you disclose that you are restating previously issued consolidated financial statements for the year ended December 31, 2006 due to accounting errors discovered in 2006. Please tell us why you did not correct the errors in 2006 if they were discovered in 2006.

4.   Your consolidated balance sheets, statements of operations and statements of cash flows appear to identify the 2005 period as being restated in the header but not the 2006 period or the inception-to-date period. Please label all columns where the financial information has been restated as, "restated".

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief